SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                   INDIGO N.V.
                                   -----------
                                (Name of Issuer)

                   Common Stock, Par Value NLG 0.04 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    N44495104
                                    ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2001
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 33 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 2 of 33 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    S-C INDIGO C.V.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                         a.    [_]
                                                         b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Netherlands Antilles

                            7             Sole Voting Power
                                                  26,327,539
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         26,327,539
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    26,327,539

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]/1/

13           Percent of Class Represented By Amount in Row (11)
                    23.46%

14           Type of Reporting Person (See Instructions)
                    PN

------------------
1       See Item 6

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 3 of 33 Pages



1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    S-C INDIGO II C.V.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6               Citizenship or Place of Organization
                    Netherlands Antilles

                            7             Sole Voting Power
                                                  26,327,539
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         26,327,539
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    26,327,539

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]/1/

13           Percent of Class Represented By Amount in Row (11)
                    23.46%

14           Type of Reporting Person (See Instructions)
                    PN


------------------
1       See Item 6

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 4 of 33 Pages


1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    S-C GRAPHICS INC.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)
                    Not Applicable


5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Delaware

                            7             Sole Voting Power
                                                  26,327,539
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         26,327,539
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    26,327,539

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]/1/

13           Percent of Class Represented By Amount in Row (11)
                    23.46%

14           Type of Reporting Person (See Instructions)
                    CO

------------------
1       See Item 6

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 5 of 33 Pages


1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    WINSTON PARTNERS, L.P.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Delaware

                            7             Sole Voting Power
                                                  25,000
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         25,000
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    25,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]

13           Percent of Class Represented By Amount in Row (11)
                    0.02%

14           Type of Reporting Person (See Instructions)
                    PN

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 6 of 33 Pages


1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    CHATTERJEE FUND MANAGEMENT, L.P.

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    Delaware

                            7             Sole Voting Power
                                                  25,000
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       0
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         25,000
   With
                            10            Shared Dispositive Power
                                                  0


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    25,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13           Percent of Class Represented By Amount in Row (11)
                    0.02%

14           Type of Reporting Person (See Instructions)
                    PN; IA

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 7 of 33 Pages


1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    DR. PURNENDU CHATTERJEE

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    United States

                            7             Sole Voting Power
                                                  45,000
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       26,327,539
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         45,000
   With
                            10            Shared Dispositive Power
                                                  26,327,539

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    26,372,539

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]/1/

13           Percent of Class Represented By Amount in Row (11)
                    23.50%

14           Type of Reporting Person (See Instructions)
                    IN; IA

------------------
1       See Item 6

                                  SCHEDULE 13D

CUSIP No. N4495104                                            Page 8 of 33 Pages

1            Names of Reporting Persons
             I.R.S. Identification Nos. of Above Persons (entities only).

                    GEORGE SOROS (in the capacity described herein)

2            Check the Appropriate Box If a Member of a Group (See Instructions)
                                                          a.    [_]
                                                          b.    [X]

3            SEC Use Only

4            Source of Funds (See Instructions)

                    Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6            Citizenship or Place of Organization
                    United States

                            7             Sole Voting Power
                                                  100,000
Number of
   Shares
Beneficially                8             Shared Voting Power
   Owned By                                       26,327,539
   Each
Reporting                   9             Sole Dispositive Power
   Person                                         100,000
   With
                            10            Shared Dispositive Power
                                                  26,327,539


11           Aggregate Amount Beneficially Owned by Each Reporting Person
                    26,427,539

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    [X]/1/

13           Percent of Class Represented By Amount in Row (11)
                    23.55%

14           Type of Reporting Person (See Instructions)
                    IN; OO

------------------
1       See Item 6

                                                              Page 9 of 33 Pages

          This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, NLG 0.04 par value per share (the "Shares"), of Indigo N.V., a Netherlands corporation (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated May 6, 1996 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 8 is being filed by the Reporting Persons to report that S-C Indigo entered into Tender Agreement, dated as of September 6, 2001 (the "Tender Agreement"), and a Voting Agreement, dated as of September 6, 2001 (the "Voting Agreement"), whereby S-C Indigo agreed, among other things, and subject to the provisions therein, to tender Shares in connection with an exchange offer to be made by an affiliate of Hewlett Packard Company ("HP"), and to vote such Shares in favor of certain matters. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 4.   Purpose of Transaction

          The information set forth in Item 6 is incorporated by reference.

          S-C Indigo has entered into the Tender Agreement and the Voting Agreement which may have one or more of the effects set forth in items (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          The information set forth in Item 6 is incorporated by reference.

          (a) (i) The aggregate number of Shares of which S-C Indigo, S-C Indigo II and S-C Graphics may be deemed a beneficial owner is 26,327,539 (approximately 23.46% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities of the Issuer currently held by S-C Indigo). This number consists of (A) 24,627,539 Shares held for the account of S-C Indigo, (B) 1,200,000 Shares issuable upon exercise of the 1996 Warrants and (C) 500,000 Shares issuable upon exercise of the 1997 Warrants.

               The filing of this Statement by S-C Indigo, S-C Indigo II, and S-C Graphics with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of Winston and Mr. Soros shall not be construed as an admission that any of S-C Indigo, S-C Indigo II or S-C Graphics is a beneficial owner of such Shares held for the account of Winston, Mr. Soros or Dr. Chatterjee.

               (ii) The aggregate number of Shares which Winston and CFM may be deemed the beneficial owner is 25,000 (approximately 0.02% of the total number of Shares outstanding). This number consists of the 25,000 Shares held for the account of Winston.

               The filing of this Statement by Winston and CFM with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of S-C Indigo and Mr. Soros shall not be construed as an admission that either of Winston and CFM is a beneficial owner of such Shares. Winston and CFM hereby expressly disclaim beneficial ownership of any Shares held for the account of S-C Indigo, Mr. Soros or Dr. Chatterjee.

               (iii) The aggregate number of Shares of which Dr. Chatterjee may be deemed the beneficial owner is 26,372,539 (approximately 23.50% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities currently held for the account of S-C Indigo). This number consists of (A) the 26,327,539 Shares of which S-C Indigo may be deemed beneficial owner (B) the 25,000 Shares held for the account of Winston and (C) 20,000 Shares issuable upon the exercise of options held for his personal account.

               The filing of this Statement by Dr. Chatterjee with the inclusion elsewhere in this statement of information concerning Shares held for the

                                                             Page 10 of 33 Pages

account of Mr. Soros shall not be construed as an admission that Dr. Chatterjee is a beneficial owner of such Shares. Dr. Chatterjee hereby expressly disclaims beneficial ownership of any Shares held for the account of Mr. Soros.

               (iii) The aggregate number of Shares of which Mr. Soros may be deemed the beneficial owner is 26,427,539 (approximately 23.55% of the total number of Shares outstanding assuming the exercise and conversion of all of the currently convertible and exercisable securities currently held for the account of S-C Indigo). This number consists of (A) the 26,327,539 Shares of which S-C Indigo may be deemed beneficial owner and (B) the 100,000 Shares held directly by Mr. Soros.

               The filing of this Statement by Mr. Soros with the inclusion elsewhere in this statement of information concerning Shares held for the accounts of Winston shall not be construed as an admission that Mr. Soros is a beneficial owner of such Shares. Mr. Soros hereby expressly disclaims beneficial ownership of any Shares held for the account of Winston or Dr. Chatterjee.

          (b) (i) S-C Indigo has sole power to vote and dispose of the securities of the Issuer (including the Shares) that it holds directly. Such powers will be exercised jointly by Dr. Chatterjee, in his capacity as the sole shareholder of S-C Graphics, the sole general partner of S-C Indigo II, which is the sole general partner of S-C Indigo and by Mr. Soros.

               (ii) Winston has sole power to vote and dispose of the Shares that it holds directly. Such powers will be exercised by Dr. Chatterjee, in his capacity as the sole general partner of CFM, the sole general partner of Winston.

               (iii) Mr. Soros has the sole power to direct the voting and disposition of the 100,000 Shares he holds personally and may be deemed to have shared power to direct the voting and disposition of the securities held by S-C Indigo.

               (iv) Dr. Chatterjee has the sole power to direct the voting and disposition of the 45,000 securities he holds personally and may be deemed to have shared power to direct the voting and disposition of the securities held by S-C Indigo.

          (c) Except for the transaction described in Item 6 of this Amendment No. 8, there have been no transactions with respect to the Shares since July 12, 2001 (60 days prior to the date hereof) for the accounts of any of the Reporting Persons.

          (d) (i) The partners of S-C Indigo have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by S-C Indigo, in accordance with their partnership interests in S-C Indigo. Such partners include several collective investment vehicles managed by affiliates of Dr. Chatterjee and an entity owned by Mr. Soros.

               (ii) The partners of Winston have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Winston in accordance with their partnership interests in Winston.

                                                             Page 11 of 33 Pages

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On September 6, 2001, HP entered into an Offer Agreement (the "Offer Agreement") with the Issuer pursuant to which HP agreed to commence an exchange offer (the "Offer") to acquire all of the outstanding Shares upon the terms and conditions set forth in the Offer Agreement.

          In connection with the Offer Agreement, HP entered into the Tender Agreement with, S-C Indigo (a copy of which is incorporated hereto as Exhibit Y and is incorporated herein by reference to this Item 6). Pursuant to the Tender Agreement, S-C Indigo agreed to tender its Shares (including any subsequently acquired Shares, such as by virtue of the exercise of the 1996 Warrants and the 1997 Warrants) in the Offer pursuant to and in accordance with the terms of the Offer Agreement. S-C Indigo agreed not to withdraw any of the Shares they tendered unless the Offer is terminated or has expired. Pursuant to the Offer Agreement, S-C Indigo also agreed not to transfer its Shares to any party from the date of the Tender Agreement until the Termination Date (as defined in the Tender Agreement), unless such party agrees: (i) to execute a counterpart to the Tender Agreement; and (ii) to hold such Shares, or such interest therein, subject to all of the terms and conditions of the Tender Agreement.

          Also in connection with the Offer Agreement, HP entered into the Voting Agreement with S-C Indigo (a copy of which is incorporated hereto as Exhibit Z and is incorporated by reference to this Item 6). Pursuant to the Voting Agreement, S-C Indigo agreed, among other things, to vote its Shares: (i) in favor of the appointment of the new members of the Issuer's Board of Directors as set forth in the Offer Agreement; (ii) in favor of resolution upon the amendment of the Issuer's Articles of Association as contemplated by the Offer Agreement; (iii) in favor of the Post-Closing Reorganization (as defined in the Offer Agreement) and any action required in furtherance thereof as contemplated by the Offer Agreement, (iv) against certain alternative transactions; and (v) in favor of waiving any notice that may have been or may be required relating to the Offer or any of the other transactions contemplated by the Offer Agreement, including the Post-Closing Reorganization. Pursuant to the Voting Agreement, S-C Indigo agreed not to transfer its Shares to any party from the date of the Voting Agreement until the Termination Date (as defined in the Voting Agreement), unless such party agrees: (a) to execute a counterpart to the Voting Agreement and to grant HP an Irrevocable Proxy (the "Irrevocable Proxy") substantially in the form set forth as Exhibit A to the Voting Agreement; and (b) to hold such Shares, or such interest therein, subject to all of the terms and conditions of the Voting Agreement. In furtherance of the foregoing, S-C Indigo has granted HP an Irrevocable Proxy to vote S-C Indigo's Shares as described above. The Irrevocable Proxy will terminate on the Termination Date.

          Reference is made to the Schedule 13D filed by HP with respect to the Issuer, as amended from time to time, with respect to Shares held by HP or for which HP may be deemed to have beneficial ownership.

          The foregoing description of the Tender Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by the terms of each such document, which are incorporated herein by reference.

                                                             Page 12 of 33 Pages

          Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 33 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 11, 2001
                              S-C INDIGO C.V.

                              By:      S-C INDIGO II C.V.,
                                       General Partner

                              By:      S-C GRAPHICS INC.,
                                       General Partner

                              By:      /S/ Peter A. Hurwitz
                                       ------------------------------------
                                       Peter A. Hurwitz
                                       Vice President


                              S-C INDIGO II C.V.

                              By:      S-C GRAPHICS INC.,
                                       General Partner

                              By:      /S/ Peter A. Hurwitz
                                       ------------------------------------
                                       Peter A. Hurwitz
                                       Vice President


                              S-C GRAPHICS INC.

                              By:      /S/ Peter A. Hurwitz
                                       ------------------------------------
                                       Peter A. Hurwitz
                                       Vice President

                                                             Page 14 of 33 Pages


                              WINSTON PARTNERS L.P.

                              By:        CHATTERJEE FUND MANAGEMENT, L.P.,
                                         General Partner

                              By:        /S/ Peter A. Hurwitz
                                         ------------------------------------
                                         Peter A. Hurwitz
                                         Attorney-in-Fact


                               CHATTERJEE FUND MANAGEMENT, L.P.

                               By:        /S/ Peter A. Hurwitz
                                          ------------------------------------
                                          Peter A. Hurwitz
                                          Attorney-in-Fact


                               DR. PURNENDU CHATTERJEE

                               By:        /S/ Peter A. Hurwitz
                                          ------------------------------------
                                          Peter A. Hurwitz
                                          Attorney-in-Fact


                               MR. GEORGE SOROS

                                         /S/ Richard D. Holahan
                                         ------------------------------------
                                         Richard D. Holahan, Jr.
                                         Attorney-in-Fact

                                                             Page 15 of 33 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

Y.        Form of Tender Agreement,  dated as of September 6, 2001, by
          and  among   Hewlett-Packard   Company,   and  each  of  the
          individuals     listed     on    the     signature     pages
          hereof............................................ .........    16

Z.        Form of Voting Agreement,  dated as of September 6, 2001, by and among Hewlett-Packard Company, and the individual or entity listed on the signature pages hereof (S-C Indigo CV
          was the signatory to this agreement)........................    23